

January 29, 2013

Via E-mail
Douglas G. Smith
Chief Financial Officer
Offshore Group Investment Limited
777 Post Oak Boulevard
Suite 800
Houston, TX 77056

> **Re:** **Offshore Group Investment Limited**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed January 18, 2013**
> **File No. 333-185117**

Dear Mr. Smith:

We have reviewed your response letter dated January 18, 2013 as well as your amended registration statement and have the following additional comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-4 Filed January 18, 2013

General

1.   We note your response to comment 1 from our letter to you dated December 17, 2012, and we reissue the comment. Although your supplemental response addresses many of the required confirmations and representations, it is not sufficient. All such required confirmations and representations must be included in a separate letter to be submitted via EDGAR by the issuer, rather than merely set forth in a response letter by outside counsel.

Signatures

2.   We note your response to comment 4 from our letter to you dated December 17, 2012.
        While a properly designated attorney-in-fact may sign on behalf of an officer or director,
        the name of the officer or director must nonetheless appear beneath the corresponding
        signature line. Please replace the titles of Managing Directors "A" and "B" of Vantage
        Drilling Netherlands B.V. with their respective names.

Opinions of Counsel

3.   We note that you have filed new legality opinions as exhibits. Please obtain and file as
        exhibits new or revised legality opinions that address each of the following comments.

4.   Many of the following comments concern assumptions within the scope of the
        representations typically made by, or which could be obtained from, officers or
        employees and upon which counsel may rely in rendering its opinion. Because such
        matters are needed for counsel to render its opinion, some of these assumptions appear to
        "assume away" the relevant issue, assume facts underlying the opinion, or are otherwise
        overly broad. In that regard, we refer you to Staff Legal Bulletin No. 19 (CF), Legality
        and Tax Opinions in Registered Offerings (October 14, 2011), at Section II.B.3.a. See
        also prior comment 6 from our letter to you dated December 17, 2012.

Exhibit 5.3

5.   The assumption set forth at paragraph 5.6 is overly broad insofar as "the parties" could
        also include the Guarantor, as defined. Please obtain and file a new or revised legality
        opinion.

Exhibit 5.4

6.   The assumption in paragraph (e) underlies the required legal determination whether the
        registrant is legally incorporated. The assumption in paragraph (h) that the Exchange
        Notes "will have been validly authorized by the parties" is overly broad, insofar as that
        group includes the Company. The reference to the "Board of Resolutions" in paragraph
        (m) is unclear, and the assumptions in paragraphs (l), (m), and (o) appear to cover matters
        about which counsel could obtain corresponding representations by officers or employees
        of the Company, at least with regard to matters within the Company's control or imputed
        knowledge. Please obtain and file a new or revised legality opinion.

Exhibit 5.5

7.   We note the reference in the assumption in paragraph 3.7 to "the laws of regulations of
        Malaysia." If counsel intends to refer to the laws and regulations, it should make that
        clear in the new or revised opinion.

Exhibit 5.6

8.   If counsel retains the assumption which appears in paragraph 4.1, ask it to revise it to provide clarity with regard to the intended scope of the assumption. As currently drafted, it is overly broad. Also ask it to delete the portion of the last paragraph which refers to "accept[ing] no liability," as well as the "without prejudice" language.

Exhibit 5.7

9.   The assumption in paragraph II(c) that "each individual" signing any document has "the legal authority" to do so is overly broad, insofar as both the Guarantor and Branch could provide counsel with corresponding representations in that regard. Similarly, the assumptions in paragraph II(n) are overly broad insofar as they could include documents which underlie the opinions with regard to the Guarantor or the Branch. Please obtain and file a new or revised opinion.

10.   Notwithstanding the information set forth in paragraph IV(j) and the conclusion set forth in paragraph III(g), the assumption in paragraph II(k) appears inconsistent with the instruction found at Section II.B.3.a of SLB 19 that counsel "should not assume that the registrant … is not in bankruptcy." Also, counsel should clarify whether the conclusion contained in paragraph III(c) is meant to appear in conjunctive form (to include not resulting in a breach and not constituting a default under the referenced documents) or if the intended meaning is instead the alternative terminology chosen, "or will not constitute." Please obtain and file a new or revised opinion to clarify both items.

11.   Absent a separate opinion of Luxembourg counsel regarding the operations, actions, and valid existence of the Branch, all related assumptions (such as those in paragraphs II(i) and II(j)) and conclusions (such as in paragraphs III(c) and III(f)) appear to lack a sufficient basis. Similarly, purported limitations to only the laws of Poland (to the exclusion of Luxembourg law) do not appear appropriate in the circumstances described. Please obtain and file a revised legality opinion or a new legality opinion to address all applicable laws in that regard.

12.   In the antepenultimate paragraph, counsel indicates that the opinion "may not be used or relied upon by any other person or for any other purpose or used, circulated, quoted or otherwise referred to for any other purpose." Please obtain and file an opinion which does not include this impermissible limitation on reliance.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707, with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Mr. Joshua P. Agrons